June 27, 2008

Mr. Mark Webb

Securities and Exchange Commission, Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-0408

RE:	BankUnited Financial Corporation

Definitive Proxy Statement on Schedule 14A filed June 19, 2008

File No. 1-13921

Dear Mr. Webb:

This responds to the comments of the Staff of the Division of Corporation Finance (the “Staff”) contained in a letter, dated June 17, 2008, to Mr. Alfred R. Camner relating to the above referenced filing.

Set forth below are the Staff’s comments followed by the responses of the Company. For purposes of identification, the Staff’s comments are presented in boldface.

General

1.	Please disclose the consequences of a failure to approve the proposal.

On page 5 of the Schedule 14A filed on June 19, 2008, under the caption Reason for the Proposed Amendment, we included the following statement, “If the proposal is not approved, it is possible that the Company will not be able to raise the level of capital that the Board of Directors believes is necessary to address the continued deterioration in the real estate and credit markets.”

2.	The increase in authorized common stock appears to involve the exchange of securities in Proposed Change of Share Voting since both are part of the proposed offering. Please include the disclosure about the exchange required by Item 12 of Schedule 14A. See Note A to the Schedule. Please note that you will need to include the financial statements required by Item 13 of the Schedule.

On page 5 of the Schedule 14A filed on June 19, 2008, under the caption Proposed Change of Share Voting, we provided the following narrative to address Item 12 sections a, b, c, d and e:

“In connection with our efforts to raise capital, we have determined that the success of such efforts would be enhanced if there were equivalent voting rights across the Company’s classes of shares. At this time, the holders of the Company’s shares of Class A common stock have one-tenth of one vote per share, the holders of our shares of Class B common stock have one vote per share and the holders of our shares of Series B preferred stock have two and one-half votes per share. Alfred R. Camner, our chairman of the Board and chief executive officer and the beneficial owner of 93% of the Series B preferred stock and 87% of the Common B common stock, has proposed to a committee of independent directors who do not own any shares of Class B

Securities and Exchange Commission

June 27, 2008

Common Stock or Series B preferred stock that, if we sell shares of Class A common stock or securities convertible or exchangeable for Class A common stock in an amount that results in at least $400 million of gross proceeds, he would exchange his shares of Class B common stock and Series B preferred stock over which he has beneficial ownership for shares of a new series of preferred stock. The new series of preferred stock would have one-tenth of a vote per share, which is the same vote per share as the Class A common stock, instead of the two and one-half votes per shares of the Series B preferred stock or the one vote per share of the Class B common stock. In addition to the different voting rights, the new series of preferred stock would differ from the shares of Class B common stock and shares of Series B preferred stock with respect to dividends, conversion, liquidation preference, and redemption. Whereas the shares of Series B preferred stock receive non-cumulative, annual cash dividends when, as, and if declared by the Board of Directors at a rate of $0.55 per share and the shares of Class B common stock have no rights to receive dividends except that holders of shares of Class A common stock receive dividends equal to 110% of any dividends paid to the holders of shares of Class B common stock, the shares of new preferred stock would receive non-cumulative, annual cash dividends, when, as, and if declared by the Board of Directors, at the rate of $0.37 per share. Each of the shares of new preferred stock would be convertible on a one for one basis into shares of Class A common stock. The Class B common stock is convertible on a one for one basis whereas the Series B preferred stock is convertible on the basis of 1.4959 shares of Class B common stock for each share of Series B preferred stock. The conversion rate on the new preferred stock would adjust based on standard adjustment provisions for similar securities. The liquidation preference on the new preferred stock would be $4.93 per share, whereas the liquidation preference on the Series B preferred stock is $7.375 per share and the Class B common stock has no liquidation preference. The new preferred stock would be perpetual but redeemable by the Company after 2018 at a redemption price of $4.93 per share. Finally, the new preferred stock will rank senior to the Class A common stock, as does the Series B preferred stock, but the Class B common stock ranks equal to the Class A common stock.

Shares of the new class of preferred stock would be issued on a one for one basis for each outstanding share of Class B common stock and on a 1.4959 share basis for each share of Series B preferred stock. This exchange ratio is based on the conversion rates of the Class B common stock and Series B preferred stock into shares of Class A common stock. Each share of Class B common stock is convertible into one share of Class A common stock and each share of Series B preferred stock is convertible into 1.4959 shares of Class B common stock. As of May 31, 2008, 649,338 shares of Class B common stock were outstanding, and 1,264,853 shares of Series B preferred stock were outstanding. Under the proposal, 1,174,224 shares of Preferred B stock and 566,301 shares of Class B common stock beneficially owned by Mr. Camner and his family would be exchanged for a total of 2,153,219 shares of the new series of preferred stock, provided that we sell shares of Class A common stock or securities convertible into or exchangeable for shares of Class A common stock in an amount that results in at least $400 million of gross proceeds. If the members of our Board who own shares of Class B common stock or Series B preferred stock also exchanged their shares, they would exchange an aggregate of 67,490 shares of Class B common stock and 58,361 shares of Series B preferred stock for 154,792 shares of the new class of preferred stock. Under the proposal, all stock options for the purchase of shares of Series B preferred stock would be settled in shares of the new series of preferred stock and all stock options for the

Securities and Exchange Commission

June 27, 2008

purchase of shares of Class B common stock would be settled in shares of Class A common stock. In connection with this exchange of shares and reduction of voting rights, Series B preferred stock holders and Class B common stock holders would receive a total of $1,000,000 in cash and warrants for the purchase of up to 2,475,000 shares of Class A common stock. One-third of the warrants would have an exercise price for Class A common stock that is 15% higher than the price in a public offering, one-third would have an exercise price that is 30% higher than the public offering price and the final third would have an exercise price that is 45% higher than the public offering price in a potential offering of Class A common stock. All warrants would have a term of five years. In addition, Mr. Camner would agree that, upon his exercising of outstanding options for Series B preferred stock he would receive shares of the new preferred stock.”

Items12(f) and Item 13(a) were addressed by including financial pages on F-1 through F-149, which included: (i) the Report of Independent Registered Certified Public Accounting Firm from the Company’s September 30, 2007 Form 10-K; (ii) Audited balance sheets as of September 30, 2007 and 2006 and audited statement of operations, stockholders’ equity and cash flows for the three-year period ended September 30, 2007 from the Company’s September 30, 2007 Form 10-K; (iii) Management’s Discussion and Analysis of Financial Condition and Results of Operations related to the fiscal years ended September 30, 2007, 2006 and 2005 from the Company’s September 30, 2007 Form 10-K; (iv) Selected Quarterly Financial Data from the Company’s September 30, 2007 Form 10-K; (v) Quantitative and Qualitative Disclosure About Market Risk from the Company’s September 30, 2007 Form 10-K;1 (vi) Unaudited balance sheet as of March 31, 2008 and unaudited statements of operations, stockholders’ equity and cash flows for the six months ended March 31, 2008 and 2007 from the Company’s March 31, 2008 Form 10-Q/A; and Management’s Discussion and Analysis of Financial Condition and Results of Operations related to the three- and six-month periods ended March 31, 2008 and 2007 from the Company’s March 31, 2008 Form 10-Q/A.

What is the vote required for approval?, Page 2

3.	Here, or elsewhere, as appropriate, please make more prominent disclosure, if true, that passage of the proposal is assured.

On page 2 of the Schedule 14A filed on June 19, 2008, under the caption What is the Vote Required for Approval, we provided the following statement, “As of May 5, 2008, our directors and executive officers held shares representing in the aggregate approximately 51.8% of the votes entitled to be cast on Proposal One.”

[1]	Item 7A from the Company’s March 31, 2008 Form 10-Q/A was not included as it did not differ materially from the information provided in the September 30, 2007 Form 10-K.

Securities and Exchange Commission

June 27, 2008

Dilution of Existing Shareholders, page 5

4.	Please indicate, if true, that the proposed offering may be dilutive to existing shareholders.

On page 5 of the Schedule 14A filed on June 19, 2008, under the caption Dilution of Existing Shareholders, we provided the following statement, “If our shareholders approve the proposed amendment to increase the number of authorized shares of Class A common stock to 500,000,000, we could issue additional shares of Class A common stock without further stockholder approval in one or more public offerings or private placements of securities that could be economically increasingly dilutive to the existing stockholders.”

Proposed Change of Share Voting, page 5

5.	Please indicate the amount of cash consideration in the exchange and the amount and terms of the warrants.

On page 6 of the Schedule 14A filed on June 19, 2008, under the caption Reasons for the Proposed Amendment, we provided the following statement, “In connection with this exchange of shares and reduction of voting rights, Series B preferred stockholders and Class B common stockholders and Class B common stockholders would receive a total of $1,000,000 in cash and warrants for the purchase of up to 2,475,000 shares of Class A common stock. One-third of the warrants would have an exercise price of Class A common stock that is 15% higher than the price in a public offering, one-third would have an exercise price that is 30% higher than the public offering price in a potential offering of Class A common stock. All warrants would have a term of five years.”

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Securities and Exchange Commission

June 27, 2008

This is to confirm that we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should have any questions please contact me by phone at (305) 569-2040, or contact Tim Harris at (305) 698-4159.

Sincerely,

/s/ Humberto L. Lopez
Humberto L. Lopez
Senior Executive Vice President and Chief Financial Officer